

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

July 15, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

   Re: **Insulet Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 9, 2010
      Form 10-Q for the Fiscal Quarter Ended March 31, 2010
      File No. 001-33462

Dear Mr. Roberts:

   We have reviewed your response letter dated June 29, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8. Facility Agreement and Common Stock Warrants, page F-17

1.   With respect to your analysis under FASB ASC 815-40, we note that in the event of
        'default' or a 'major transaction', both as defined in the warrant agreement, you would
        issue shares to the warrant holder based upon the Black-Scholes value of the warrant
        effectively adjusting the strike price. Since the settlement amount of the warrants can be
        affected by those events and the occurrence of those events is not an input to the fair
        value of a fixed-for-fixed option on equity shares, please tell us why you concluded that
        the warrants are indexed to your own stock. Please also describe for us in detail how you
        assessed all of the factors in paragraphs 15 to 17 of EITF 07-05 (FASB ASC 815-40-15-
        7C to 15-7G) in supporting your conclusion. Please also refer to Examples 8 and 9 in
        EITF 07-05 (FASB ASC 815-40-55-33 to 55-35)

2.   Further, with respect to your analysis of the events of 'default' or 'major transactions'
        under FASB ASC 815-40-25-4, please tell us how you considered your obligation to
        provide the Black-Scholes fair value of the warrants upon the occurrence of events that
        are outside of your control.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

3.   Please ensure you have resolved any comments we may have regarding your confidential
        treatment request for exhibit 10.1 to your Form 10-Q filed May 7, 2010.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the
financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay
Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not
hesitate to contact me at (202) 551-3212 with any questions.

                                                Sincerely,

                                                Jeff Jaramillo
                                                Accounting Branch Chief